Press release
For immediate release
April 6, 2009

VIRGINIA TO RECEIVE ITS FIRST ADVANCE PAYMENT OF US$100,000 ON THE ÉLÉONORE PROPERTY

Virginia Mines Inc. (“Virginia”) is pleased to announce that it has received its first royalty advance payment of US$100,000 on the Éléonore project, owned by Les mines Opinaca, a subsidiary 100% owned by Goldcorp Inc. As per an agreement signed by both parties in March 2006, Virginia is entitled to advance payments on the royalty that it owns on the Éléonore deposit, on the basis of US$100,000 per month up to 50 months, unless production begins earlier, in which case the royalty payments will be paid in accordance with the quantity of gold produced.

Please note that Goldcorp announced, as of December 31, 2008, updated measured and indicated resources for its Éléonore property. Virginia owns a basic 2% sliding-scale royalty that varies both accordingly to the gold price and the amount of gold produced, as follows:

Royalty % / Total Ounces Produced from the Property
Royalty %	Ounces Produced from the Property
2.0%	on the first 3 million oz
+ 0.25%	for every additional million ounces of gold produced for a maximum of 3.5%

Royalty Percentage / Price of Gold
Sensitivity	Price of gold US$
-10%	if price of gold less or equal to $350 / oz
-5%	if price of gold greater than $350 / oz but less or equal to $400 / oz
-	if price of gold greater than $400 / oz but less or equal to $450 / oz
+5%	if price of gold greater than $450 / oz but less or equal to $500 / oz
+10%	if price of gold greater than $500 / oz

For instance, after the first 4 million ounces, Virginia would receive, for each additional ounce of gold produced at an implied price of US $500 per ounce, a 2.75% royalty (using the following method of calculation: (2% + 0.25% + 0.25%) x 110% = 2.75%. Note that at no time can the royalty exceed 3.5%.

These royalty payments will contribute to fund exploration work to be carried out by Virginia in Quebec’s territory.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $38.6 million as at November 30, 2008, and 29,201,776 shares issued and outstanding as at March 31, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.